For Release: April 17, 2025 Attention: Business Editors VERSABANK ADDS SECOND US RPP PARTNER; RAPIDLY SURPASSES US$70 MILLION IN US RPP ASSETS IN JUST 75 DAYS - Bank on Target to Achieve US$290M in US RPP in Fiscal 2025 - - Bank’s Overall Net Interest Margin for Quarter to Date Expands Meaningfully - - Bank Adds BMO Nesbitt Burns to Canada Deposit Broker Network - - CMHC-Insured Real Estate Loan Commitments on Track to Reach $1 Billion Target by Fiscal Year End - LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced, through its wholly owned subsidiary, VersaBank USA National Association, it has entered into an agreement with its second US Receivable Purchase Program (“RPP”) partner under which the partner will leverage VersaBank’s innovative RPP to fund a portion of its loan and lease originations. VersaBank also announced its US RPP portfolio has surpassed US$70 million (approximately CAD$100 million) in assets in only 75 days since adding its first partner US RPP partner on January 30, 2025. The Bank is on target to achieve US$290 million in US RPP in fiscal 2025. “Our US RPP assets are growing faster than expected,” said David Taylor, President and Chief Executive Officer, VersaBank. “Our first partner very quickly has taken advantage of consistently available, readily accessible, economically attractive capital based on our proprietary, state-of-the-art banking technology. The program is functioning as designed and meeting both our and our partners’ expectations.” “We expect to continue to steadily add additional RPP partners, with the additional benefit of increasingly favourable market conditions for our RPP as the cost of alternative funding sources, including securitization, increases, amidst the current economic volatility. We expect this will create additional urgency amongst potential partners to add our RPP solution as an alternative source of funding.” BANK’S OVERALL NET INTEREST MARGIN FOR QUARTER TO DATE EXPANDS MEANINGFULLY As expected, VersaBank’s net interest margin (NIM) for the first two months of the second quarter of fiscal 2025 has expanded meaningfully, driven by several factors that are expected to continue to favourably affect NIM this year: Normalization of the yield curve (which benefits Canadian RPP yields), a substantial replacement of higher interest rate term deposits for lower interest rate term deposits in Canada as those mature, continued expansion of Insolvency Professional deposits (as bankruptcies in Canada increase), and the addition of higher margin US RPP assets.

BMO NESBITT BURNS ADDED TO VERSABANK DEPOSIT BROKER NETWORK VersaBank also announced that it has significantly expanded its nationwide network of authorized deposit brokers (investment advisors, securities dealers and other financial partners who distribute its term deposits) in Canada with the addition of Bank of Montreal (BMO) Nesbitt Burns Inc. The addition of BMO Nesbitt Burns to the Bank’s deposit broker network is expected to further contribute to expansion of VersaBank’s NIM in fiscal 2025. CMHC-INSURED REAL ESTATE LOAN COMMITMENTS ON TRACK TO REACH $1 BILLION TARGET BY FISCAL YEAR END The Bank further announced that it remains on track to reach its target of $1 billion of commitments in Canada Mortgage and Housing Corporation (CMHC)-insured loans (within its Multi-Family Residential Loans and Other lending portfolio) by the end of fiscal 2025. As of April 15, 2025, CMHC-insured loan commitments have increased to more than $730 million, with $266 million in loans outstanding. CMHC- insured loans are zero risk-weighted loans which require no risk weighted capital and generate an attractive spread favourably contributing to credit asset net interest margin. ABOUT VERSABANK’S RECEIVABLE PURCHASE PROGRAM VersaBank's Receivable Purchase Program (RPP) is an innovative and highly attractive digital funding solution for finance companies that lend money to consumers and small businesses for what are typically "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial equipment). It was specifically designed to address an unmet need in the market for consistently available, readily accessible, economically attractive capital using VersaBank's proprietary, state-of-the-art banking technology. Consistent with its branchless, business-to-business, partner-based digital banking strategy, VersaBank's RPP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X